
January 20, 2012

Via E-mail
Mr. David C. Hastings
Chief Financial Officer
Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road, Building E336
Wilmington, DE 19880

> **Re:** **Incyte Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-12400**

Dear Mr. Hastings:

We have reviewed your December 22, 2011 response to our December 11, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any information you provide in response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 62

1. We acknowledge your response to comment one. The completion of Phase IIa clinical trials for the treatment of rheumatoid arthritis appears to be a substantive milestone. However, it is unclear why the $19 million payment received from Lilly to initiate a Phase IIb clinical trial and the $3 million payment received from Pfizer to initiate a Phase 1 clinical trial are considered substantive milestones. In accordance with ASC 605-28-25-2, the vendor must perform to achieve a substantive milestone and a specific outcome must result from the vendor's performance.   Since you did not appear to have expended any effort to initiate the clinical trials the payments received do not appear to be

substantive milestones. Please tell us why you consider these milestones to be substantive, and the efforts, if any that you expended to achieve the respective milestones. Please also tell us why you consider it appropriate to recognize the milestone payments up-front as opposed to over the product development period.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief